Exhibit 99.1

Canadian Solar Announces Selective Preliminary Results for the First Quarter 2013,

Schedules Earnings Release and Conference Call for May 28

GUELPH, Ontario, May 2, 2013 — Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ:  CSIQ), one of the world’s largest solar power companies, today announced selective preliminary results for the first quarter ended March 31, 2013 and scheduled its earnings release and conference call to discuss first quarter results for May 28, 2013.

For the first quarter of 2013, Canadian Solar expects solar module shipments to be in the range of approximately 335 MW to 345 MW, which exceeds the previous guidance of 290-310 MW and compares to shipments of 404 MW in the fourth quarter of 2012 and 343 MW in the first quarter of 2012. The Company now expects its gross margin for the first quarter of 2013 to range from 9% to10% compared to the previous guidance of 8-10%, and compared to 5% in the fourth quarter of 2012 and 7.7% in the first quarter of 2012.

May 28, 2013 Earnings Conference Call Details

The Company will hold a conference call on Tuesday, May 28, 2013 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., May 28, 2013 in Hong Kong) to discuss the Company’s financial results for the first quarter ended March 31, 2013 and provide an update to its business strategy and outlook.

The dial-in phone number for the live audio call is +1-866-277-1184 or +1-617-597-5360, with passcode 57570389. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available two hours after the conclusion of the live call until 11:00 p.m. on June 4, 2013, U.S. Eastern Standard Time (11:00 a.m., June 5, 2013 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 72104825. A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ:  CSIQ)

Founded in 2001 in Ontario, Canada, Canadian Solar Inc. (NASDAQ:  CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 4GW of premium quality solar modules to customers in over 50 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release including statements regarding our expected future shipment volumes, gross margins, supply cost, manufacturing capacities, business prospects, and future quarterly results, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.